Exhibit 99.1
For Immediate Release
FORDING AND TECK COMINCO ANNOUNCE RECEIPT OF FINAL ORDER AND SATISFACTION OF
CLOSING CONDITIONS REGARDING SALE OF FORDING ASSETS TO TECK
CALGARY, September 30, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that the Court of Queen’s Bench of Alberta has issued its final order approving the plan of arrangement pursuant to which Fording will sell all of its assets to Teck and that all required regulatory approvals for closing have been obtained. Teck has entered into definitive credit agreements relating to its $9.8 billion bridge and term loan facilities which are being used to finance Teck’s acquisition of the Fording assets. The lenders under these facilities have confirmed today that all conditions to borrowing under those facilities have been satisfied, other than payment of fees by Teck, completion of the 20 trading day “pre-closing period” as required by the arrangement agreement between Teck and Fording, initiation and completion of the transaction implementation procedure under the arrangement agreement substantially concurrently with the advance of the funds under the credit facilities and the absence of a “major default” (as defined in the credit agreements) by Teck prior to closing. A “major default” is defined as certain limited events relating primarily to Teck’s solvency and the accuracy of certain representations and warranties provided by Teck, including its continued existence, the enforceability of the credit agreements and compliance with laws. The credit agreements have been filed by Teck on SEDAR and EDGAR.
As a result, Fording and Teck have confirmed to each other that all conditions to completion of the arrangement have been satisfied or waived. Today therefore represents the “Transaction Confirmation Date” for purposes of the arrangement agreement. Under the terms of the arrangement agreement, the 20 trading day “pre-closing period” during which Fording’s units will continue to trade will commence on October 1, 2008 and is expected to end on (and include) October 29, 2008. Subject to the exercise of certain limited termination rights in favour of the parties pursuant to the arrangement agreement, closing of the arrangement will take place on the business day following the end of the pre-closing period, which is expected to be October 30, 2008. The termination rights include the right to terminate the transaction by mutual consent, the right of Teck to terminate in the event the amount of residual liabilities of Fording (net of current assets) exceeds certain agreed levels either as a result of a wilful violation of the arrangement agreement by Fording or in circumstances where exceeding such levels would constitute a material adverse change (as defined in the arrangement agreement), the right of either party to terminate if the closing of the arrangement does not occur on or before December 30, 2008 and the right of either party to terminate if governmental or regulatory action prohibits the transaction, makes the transaction illegal or materially and adversely changes the anticipated tax treatment of the transaction.

Holders of units should be aware of the Canadian income tax consequences of the arrangement summarized under “Certain Tax Considerations for Unitholders — Certain Canadian Federal Income Tax Considerations” in Fording’s management information circular dated September 6, 2008, including the treatment of amounts payable to holders of units under the arrangement. In particular, for Canadian federal income tax purposes, Fording expects that all or substantially all of the distributions and other amounts payable to holders of units under the arrangement, including all cash amounts and the fair market value of any Class B subordinate voting shares of Teck, will constitute ordinary income to holders of units and, in the case of non-resident holders of units, will be subject to Canadian non-resident withholding tax. This income inclusion cannot be offset by capital losses, if any, recognized as a result of the arrangement. Taxable holders of units who are resident in Canada and who hold their units on capital account and holders of units who are not residents of Canada will want to consider disposing of their units on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (“NYSE”) with a settlement date that is prior to the closing date of the arrangement and should consult their own tax and investment advisors with regard to this decision. Holders of units who decide to dispose of their units are advised that: (a) the TSX is expected to establish special trading rules for the three trading days preceding the closing date of the arrangement to facilitate settlement prior to the closing date of trades occurring on the TSX during that three day period; and (b) the NYSE is expected to halt trading in the units during the three trading days prior to the closing date of the arrangement and as such, holders of units will not be able to trade their units on the NYSE during such three day period and trades over the NYSE made prior to such three day period should settle in accordance with the NYSE’s typical T+3 settlement cycle prior to the closing date of the arrangement.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Fording’s units are traded on the TSX under the symbol FDG.UN and on the NYSE under the symbol FDG.
About Teck
Teck is a diversified mining company, headquartered in Vancouver, Canada. Teck’s shares are listed on the TSX under the symbols TCK.A and TCK.B and on the NYSE under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.
Forward-Looking Information Advisory
This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Act relating, but not limited to, Fording’s and Teck’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include, but are not limited to, a “major default” under the Teck credit agreements (as described above), the failure by Teck to obtain sufficient proceeds from the sale of its units of Fording to complete the arrangement, the amount of residual liabilities of Fording exceeding certain levels in the circumstances described above, a material and adverse change in the anticipated tax treatment of the arrangement, the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, or the delay of consummation of the arrangement or failure to complete the arrangement for any other reason. Fording and Teck caution that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which may negatively affect the reliability of forward-looking information are discussed in Fording’s management information circular dated September 6, 2008, as well as in Fording’s and Teck’s respective public filings with the Canadian and United States securities regulatory authorities, including their most recent annual information forms, annual reports, management’s discussion and analysis, quarterly reports, material change reports and new releases. Fording’s public filings are available through Fording’s website at www.fording.ca. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on Form 40-F and its filings on Form 6-K, are available at www.sec.gov. Teck’s public filings are available through Teck’s website at www.teckcominco.com. Copies of Teck’s Canadian public filings are available on SEDAR at www.sedar.com. Teck’s public filings in the United States are available at www.sec.gov. Fording and Teck further caution that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events, public statements or filings. Neither Fording nor Teck undertakes any obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information, except as required by law.
FOR FURTHER INFORMATION PLEASE CONTACT:
Fording Canadian Coal Trust
Investor Relations Contact:

Colin Petryk Fording Canadian Coal Trust Director, Investor Relations (403) 260-9823	Najda Dupanovic Fording Canadian Coal Trust Coordinator, Investor Relations (403) 260-9892
email: investors@fording.ca
Media Contact:
John Lute
Lute & Company
(416) 929-5883 x222
email: jlute@luteco.com
Teck Cominco Limited
Investor Relations Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Cominco Limited
(604) 699-4014
email: greg.waller@teckcominco.com